UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2007

Commission File Number: 000-31076

TERYL RESOURCES CORP.
(Translation of registrant's name into English)

240-11780 Hammersmith Way, Richmond, BC Canada V7A 5E9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[ x ] Form 20-F   [           ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [           ] No [ x ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

SUBMITTED HEREWITH

Exhibits

99.1	Amended Management Discussion & Analysis for the year ended May 31, 2007

99.2	Form 52-109F1 CEO certification Annual Financials

99.3	Form 52-109F1 CFO certification Annual Financials

99.4	Financial Statements for the three months ended August 31, 2007

99.5	Form 52-109F1 CEO certification Interim Financials

99.6	Form 52-109F1 CFO certification Interim Financials

99.7	Management Discussion & Analysis for the three months ended August 31, 2007

99.8	News Release October 9, 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Teryl Resources Corp.
(Registrant)

Date: November 8, 2007	By:	/s/ John Robertson

John Robertson
	Title:	President